September 18, 2026

Nasdaq: MAKO; TSX-V: MKO

Mako Mining Announces Equity Incentive Grants

Mako Mining Corp. (NASDAQ: MAKO; TSX-V: MKO) ("Mako" or the "Company") has granted an aggregate of 60,000 stock options under the terms of the Company's Omnibus Incentive Plan (the "Plan") to two employees of the Company, with each receiving 30,000 stock options. The options have an exercise price of C$13.92 per common share, representing the 5-day VWAP of the Company's common shares on the TSXV ending on the last trading day prior to the date of grant, and have a term of five years, expiring on September 17, 2031.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns two assets in the US: the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona and the Mt. Hamilton Project, a permitted heap leach project in Nevada. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.